

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

<u>Via E-mail</u>
James C. Davidson
Chief Executive Officer
California Gold Corp.
C/O Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

>   **Re: California Gold Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 12, 2014**
>   **File No. 000-54706**

Dear Mr. Davidson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your revised disclosure on page 15 regarding "the closing of the MVP Acquisition." We also note the following disclosure on page 9: "As discussed in more detail in the Form 8-K filed with the SEC on February 10, 2014, the MVP Acquisition, however, has resulted in a change of control." It appears that the proposals to approve the authorization of additional preferred stock, the reverse stock split and the name change involve other matters with respect to which information is called for by other items of Schedule 14A. In particular, it appears the proposals relate to the acquisition of MV Portfolio LLC. Please amend your proxy statement to provide the disclosure required by Items 11, 13 and 14. Refer to Instruction A to Schedule 14A for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Paul C. Levites, Esq.